INTEGRATED PAVING CONCEPTS INC.
102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

LAURA WILLIAMS, ASSISTANT CONTROLLER
Direct Telephone Extension: 249 • Email: laura.williams@streetprint.com

03 DEC -2 7:21

03045083

November 5, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

SUPPL

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated November 5, 2003.

Yours very truly,

Laura Williams
Assistant Controller

llw
Enclosure

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Jlw 1/6

INTEGRATED PAVING CONCEPTS INC.

NEWS RELEASE

2003 Third Quarter Financial Results

Surrey, British Columbia, Canada, November 5, 2003 – Integrated Paving Concepts Inc. [TSX: IPA] releases today, unaudited summary financial results for the three and nine months ending September 30, 2003.

Summary Financial Information (Unaudited)		Three Months Ended September 30 2003	2002	Nine Months Ended September 30 2003	2002
Revenue	$	4,208,647	3,866,999	9,974,714	9,938,270
Earnings before depreciation and interest		618,013	1,270,320	25,292	1,939,903
Depreciation and amortization		71,143	67,684	206,261	202,060
Interest income, net		4,431	(3,489)	6,913	(6,892)
Earnings (loss) before income taxes		542,439	1,206,125	(187,882)	1,744,735
Income taxes (recovery)		226,273	482,486	(34,473)	662,881
Net earnings (loss)	$	316,166	723,639	(153,409)	1,081,854
Earnings (loss) per share – basic and diluted	$	0.03	0.11	(0.02)	0.16

Revenue

The Company has a seasonal revenue pattern. Based on historical data, the Company typically generates 70% to 80% of its revenue in the second and third quarters due to sales in North America and other Northern hemisphere countries where StreetPrint applications follow seasonal weather patterns. Sales to southern hemisphere and more temperate regions where weather does not restrict the application of the StreetPrint Pavement Texturing process are less seasonal and generate year-round sales. Revenue for the Company during the first three quarters increased by $36,000.

North America

Overall North American revenues for the three months ended September 30, 2003 improved 7% or $225,000 compared to the same 2002 period. Equipment and tooling sales improved 31% or $245,000 over the third quarter of 2002 while coating volume ended 2% higher than the same three-month period in 2002. However, coating revenues declined 7% from the third quarter of 2002 due to the significantly weaker US dollar, which more than offset the improved sales volume and increased revenue from SP150E sales.

For the nine months ended September 30, 2003, total North American revenues were down 3% or $235,000 against 2002. Although coating volumes ended 6% higher over the first nine months of 2003 compared to 2002, coating revenues in Canadian dollars declined 2% or $121,000. Total equipment and tooling revenue to September 30, 2003 ended 10% behind the same 2002 period, primarily due to the weaker US dollar.

International

International revenues improved again in the third quarter, ending $96,000 or 15% ahead of the same 2002 period. Coating revenues for the third quarter were 5% above the same prior year period while equipment and tooling revenues increased by 45%, attributed to reheat equipment sales. Strong sales in Spain, Italy, Turkey and Australia were notable contributors to third quarter international growth.

For the nine months ended September 30, international revenues ended 14% or $271,000 over 2002. With flat equipment and tooling sales compared to the same 2002 period, the year to date increase is attributed directly to a 24% increase in coating volume, mitigated by the weakness of the US dollar.

Operating Expenses
Continuing on from the first half of 2003, current period expenses included spending on DuraTherm development and StreetPrint demand creation programs. Selling, office and general expenses for the third quarter were $868,000, down from the $1.1 million in the second quarter of 2003, but $433,000 over the third quarter of 2002. The increase in expenses over the same 2002 period was primarily marketing and product development related.

Salaries and wages increased by 4% over the second quarter of 2003 due to seasonal personnel requirements. Approximately 14% of third quarter salaries and wages were directly incurred in implementing demand creation programs.

For the nine-month period ended September 30, 2003, total operating expenses increased by almost $2.0 million over the same 2002 period. The increased expenses were primarily targeted at StreetPrint demand creation initiatives, DuraTherm development and marketing, and residential business development. The initiatives and development activities undertaken are expected to increase revenue in 2004 and future years. Foreign exchange losses recognized upon translation of balance sheet accounts in foreign currencies to current period exchange rates also accounted for $420,000 of the operating expense increase over the first nine months of 2002.

Liquidity and Capital Resources
At September 30, 2003, the Company's cash position of $1.2 million and working capital of $3.6 million are respectively $1.7 million and $1.2 million less than the prior year. The commitment of cash and working capital during the last year and in the last quarter has been directed to product development and introduction, and market growth. The commitment included capital expenditures of $38,000 in the third quarter and $398,000 for the nine months ended September 30, 2003, which were primarily required for equipment supporting the new residential distribution channel, office expansion and supporting implementation of new systems.

The Company expects that existing cash balances, cash generated by Company operations and funds available under the Company's credit facilities will be sufficient to finance all foreseeable operating and capital cash requirements.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by contacting Dereck Hamada, Vice President Finance and Administration, Corporate Secretary at (604) 574-7510 or email: dereck.hamada@streetprint.com.

Integrated Paving Concepts Inc.
Dereck Hamada, Vice President Finance and Administration, Corporate Secretary